Exhibit 21.1
Subsidiaries of Root, Inc.

Name	Jurisdiction
Caret Holdings, Inc.	Delaware
Root Enterprise, LLC	Delaware
Root Insurance Company	Ohio
Root Insurance Agency, LLC	Ohio
Root Reinsurance Company, Ltd.	Cayman Islands
Buzzwords Labs Inc.	Delaware
Root Property & Casualty Insurance Company	Delaware